Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251136

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 5, DATED AUGUST 26, 2021
TO THE PROSPECTUS, DATED JUNE 2, 2021

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated June 2, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated June 16, 2021, Supplement No. 2, dated July 16, 2021, Supplement No. 3, dated August 17, 2021 and Supplement No. 4, dated August 18, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update regarding the underwriting compensation payable with respect to our Class S shares; and

B.to provide an update to the Plan of Distribution.

A.Class S shares

On August 20, 2021, we and the Dealer Manager entered into an amended and restated Dealer Manager Agreement to reduce the rate at which the distribution and stockholder servicing fee payable on Class S shares will be paid from 1.0% per annum of the aggregate NAV of Class S shares to 0.85% per annum of the aggregate NAV of Class S shares. As of the date of this Supplement, no Class S shares are issued and outstanding. The description of the annual rate at which the distribution and stockholder servicing fee on Class S shares will be paid throughout the Prospectus, including on the Prospectus cover page and in the sections of the Prospectus titled, “Prospectus Summary—Management Compensation,” “Estimated Use of Proceeds,” “Management Compensation,” “Description of Capital Stock—Common Shares—Class S Shares” and “Plan of Distribution” is hereby updated to reflect the reduction described above.

The terms of the amended and restated Dealer Manager Agreement are otherwise substantially the same as the terms of the prior Dealer Manager Agreement, with the exception that the Advisor is no longer a party to the agreement. All references to the Dealer Manager Agreement in the Prospectus are hereby updated to mean the amended and restated Dealer Manager Agreement.

B.Plan of Distribution

The following updates and replaces the subsections titled, “Distribution and Stockholder Servicing Fees (Class T Shares, Class S Shares and Class D Shares)” and “Other Compensation” on pages 149 through 151 of the Prospectus:

Distribution and Stockholder Servicing Fees (Class T Shares, Class S Shares and Class D Shares)

Subject to FINRA limitations on underwriting compensation and certain other limitations described below, we will pay our Dealer Manager a distribution and stockholder servicing fee (i) with respect to our outstanding Class T shares in an amount equal to up to 1.0% per annum of the aggregate NAV of our outstanding Class T shares, (ii) with respect to our Class S shares, in an amount equal to up to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, and (ii) with respect to our outstanding Class D shares, in an amount equal to up to 0.25% per annum of the aggregate NAV of our outstanding Class D shares. We will not pay a distribution and stockholder servicing fee with respect to our outstanding Class I shares.

Our Dealer Manager may reallow or advance all or a portion of the distribution and stockholder servicing fees to participating broker dealers or to servicing broker dealers, as applicable. In addition, our Dealer Manager expects to pay marketing fees to certain participating broker dealers out of the portion of the selling commissions, dealer manager fees or distribution and stockholder servicing fees that the Dealer Manager does not reallow to participating broker dealers and servicing broker dealers. The marketing fees may be paid to any particular participating broker dealer based upon prior or expected volume of sales and the amount of marketing assistance and the level of marketing support provided by a participating broker dealer in the past and anticipated to be provided in this offering.

The following table shows the distribution and stockholder servicing fees we will pay our Dealer Manager with respect to the Class T shares, Class S shares, Class D shares and Class I shares on an annualized basis as a percentage of our NAV for such class. The distribution and stockholder servicing fees will be paid monthly in arrears:

Distribution and Stockholder Servicing Fee as a % of NAV
Class T shares	1.00%
Class S shares	0.85%
Class D shares	0.25%
Class I shares	None

We will cease paying the distribution and stockholder servicing fee with respect to any Class T share, Class S share or Class D share at the end of the month in which the transfer agent, on our behalf, determines that total upfront selling commissions, dealer manager fees and the distribution and stockholder servicing fees paid with respect to the Class T shares, Class S shares or Class D shares, as applicable, held by a stockholder in his or her particular account would exceed 8.75% (or, in the case of shares sold through certain participating broker dealers, a lower limit as set forth in any applicable agreement between our Dealer Manager and a participating broker dealer at the time such shares were issued) of the gross proceeds from the sale of Class T shares, Class S shares or Class D shares, as applicable (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, each such Class T share, Class S share or Class D share (and any shares issued under our distribution reinvestment plan with respect thereto) will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the distribution and stockholder servicing fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class T share or Class S share (in the case of a limit of 8.75% of gross proceeds) over a period of approximately 5.4 years and 6.4 years, respectively, from the date of purchase and with respect to a Class D share (in the case of a limit of 8.75% of gross proceeds) over a period of approximately 35 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees and a constant NAV per share of $10.25, which is our NAV per share as of July 31, 2021. We expect our NAV per share will vary. Under these assumptions, if a stockholder holds his or her shares for these time periods, this fee with respect to a Class T share or Class S share would total approximately $0.56 per share and with respect to a Class D share would total approximately $0.90 per share.

In addition, we will cease paying the distribution and stockholder servicing fees with respect to Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of our common shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) following the completion of the primary portion of this offering, the end of the month in which our Dealer Manager determines that, in the aggregate, underwriting compensation from all sources in connection with this offering, including upfront selling commissions, dealer manager fees, distribution and stockholder servicing fees and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. Upon the earlier to occur of such events, our Class T shares, Class S shares and Class D shares will convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such shares. We will further cease paying the distribution and stockholder servicing fee on any Class T share, Class S share or Class D share that is redeemed or repurchased, as well as upon our dissolution, liquidation or the winding up of our affairs, or a merger or other extraordinary transaction to which we are a party and in which the Class T shares, Class S shares or Class D shares, each as a class, are exchanged for cash or other securities. We cannot predict if or when this will occur for each Class T shares, Class S shares or Class D shares.

If a stockholder’s account includes Class T shares, Class S shares or Class D shares and the stockholder makes a subsequent purchase of Class T shares, Class S shares or Class D shares, as applicable, the total underwriting compensation limit will be based on the total number of Class T shares, Class S shares or Class D shares, as applicable, in the account, such that the conversion of the Class T shares, Class S shares or Class D shares, as applicable, from the initial purchase will be delayed and the accrual of the distribution and stockholder servicing fees and the conversion of the Class T shares, Class S shares or Class D shares, as applicable, with respect to the subsequent purchase will happen on a more accelerated basis than would have been the case if the stockholder had made the subsequent purchase in a separate account. Stockholders may elect to make subsequent purchases in a separate account. Purchasing additional shares in the same account will not increase the amount of the distribution and stockholder servicing fees paid with respect to a stockholder’s shares, but will only affect the timing of such payments.

The aggregate amount of underwriting compensation for the Class T shares, Class S shares, Class D shares and Class I shares, from all sources in connection with this offering, including the distribution and stockholder servicing fees with respect to Class T shares, Class S and Class D shares, will not exceed the 10% cap on underwriting compensation imposed by FINRA Rule 2310.

Other Compensation

We will incur, or reimburse our Advisor for our cumulative organization and offering expenses incurred by our Advisor and its affiliates in connection with our public offerings and our organization, in an amount equal to up to 2.5% of gross offering proceeds from our public offerings and our Advisor or its affiliates will be responsible for any organization and offering expenses in excess of this cap. In addition, our Advisor advanced all of our organization and offering expenses on our behalf through December 31, 2018. We will reimburse our Advisor for all such advanced expenses, as well as any organization and offering expenses incurred in prior periods related to our initial public offering, ratably over the 60 months following December 31, 2018, to the extent reimbursements to our Advisor for cumulative organization and offering expenses do not exceed an amount equal to 2.5% of gross offering proceeds from our public offerings.

Following December 31, 2018, we began reimbursing our Advisor for any organization and offering expenses that it incurs on our behalf as and when incurred, to the extent that aggregate reimbursements to our Advisor for cumulative organization and offering expenses do not exceed an amount equal to 2.5% of gross offering proceeds from our public offerings. Although the cap on reimbursements to our Advisor and its affiliates for cumulative organization and offering expenses is equal to 2.5% of gross offering proceeds from our public offerings, we estimate that the total reimbursement that will be paid to our Advisor and its affiliates from the proceeds of this offering for organization and offering expenses incurred will be equal to approximately 1.17% of the maximum gross offering proceeds from the primary offering.

Included in the organization and offering expenses for which we will reimburse our Advisor are amounts that our Advisor will use to reimburse our Dealer Manager for underwriting expenses in connection with the offering. Such underwriting expenses of our Dealer Manager may include, without limitation, fees paid by registered representatives associated with our Dealer Manager to attend retail seminars sponsored by participating broker dealers, costs associated with sponsoring conferences, including reimbursements for registered representatives associated with participating broker dealers to attend educational conferences sponsored by us or our Dealer Manager, reimbursements for customary lodging, meals and reasonable entertainment expenses and promotional items, technology costs and legal fees of our Dealer Manager. Any such underwriting expenses must comply with FINRA Rules, including FINRA Rules concerning non-cash compensation.

Other than the fees described above, we may not pay referral or similar fees to any professional or other person in connection with the distribution of the shares in this offering.

We have agreed to indemnify participating broker dealers, registered investment advisors, our Dealer Manager and our Advisor against material misstatements and omissions contained in this prospectus, as well as other potential liabilities arising in connection with this offering, including liabilities arising under the Securities Act, subject to certain conditions. Our Dealer Manager will also indemnify participating broker dealers and registered investment advisors against such liabilities, and under certain circumstances, our sponsor and/or our Advisor may agree to indemnify participating broker dealers and registered investment advisors against such liabilities.